As filed with the Securities and Exchange Commission on June 24, 2024

Securities Act File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. 1

Post-Effective Amendment No. ☐

360 FUNDS
(Exact Name of Registrant as Specified in Charter)

4300 Shawnee Mission Parkway, Suite 100

Fairway, KS 66205
(Address of Principal Executive Offices) (Zip Code)

(816) 787-0718
(Registrant’s Telephone Number, including Area Code)

The Corporation Trust Company

Corporation Trust Center
1209 N. Orange Street
Wilmington, DE 19801
(Name and Address of Agent for Service)

With a Copy To:

Bo J. Howell

FinTech Law, LLC

6224 Turpin Hills Dr.

Cincinnati, Ohio 45244

Title of securities being registered: Shares of a series of the Registrant – Copper Place Global Dividend Growth ETF.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is required because the Registrant relies on Section 24(f) of the Investment Company Act of 1940, as amended, under which it has previously registered an indefinite number of shares.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

360 FUNDS

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

●	Cover Sheet

●	Contents of Registration Statement

●	Explanatory Note

●	Signature Page

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for 360 Funds (“Registrant”) incorporates by reference Registrant’s Part A, Part B and Part C contained in the Registrant’s Registration Statement on Form N-14 which was filed with the Securities and Exchange Commission on June 21, 2024. This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933.

SIGNATURES

As required by the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement on Form N-14 has been signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Fairway, and the State of Kansas, on June 24, 2024.

360 Funds

By:	/s/ Randall K. Linscott
Randall K. Linscott, President, Trustee, and Principal Executive Officer

Under the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

*	June 24, 2024
Steven D. Poppen, Trustee	Date

*	June 24, 2024
Thomas J. Schmidt, Trustee	Date

*	June 24, 2024
Tom M. Wirtshafter, Trustee	Date

/s/ Randall K. Linscott	June 24, 2024
Randall K. Linscott, Trustee, President and Principal Executive Officer	Date

/s/ Larry E. Beaver, Jr.		June 24, 2024
Larry E. Beaver, Jr., Treasurer and Principal Financial Officer		Date

*By:	/s/ Randall K. Linscott	June 24, 2024
	Randall K. Linscott, Attorney-in-Fact	Date

*Attorney-in-fact pursuant to Powers of Attorney